Tri-Continental Corporation
April 8, 2011
Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

RE:	Tri-Continental Corporation (the “Corporation”) File Nos.: 333-104669 and 811-00266 Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 (the “Registration Statement”)
Dear Sir or Madam:
     Pursuant to Rule 461(a) under the Securities Act of 1933, the Corporation hereby requests that the effective date for the Registration Statement filed on Form N-2 for the Corporation on April 8, 2011 be accelerated so that it will be declared effective on April 29, 2011 at 4:01 p.m.

Very truly yours,
By:	/s/Theodore R. Franzese
Theodore R. Franzese
Associate Counsel Ameriprise Financial, Inc.

225 Franklin Street • Boston, MA 02110